DISTRIBUTION FEE AGREEMENT

FOR

ROYCE OPPORTUNITY FUND

(INSTITUTIONAL SERVICE CLASS)

          The Royce Fund, a Delaware business trust (the "Trust"), and Royce Fund Services, Inc., a New York corporation ("RFS"), hereby agree that as compensation for RFS's services and for the expenses payable by RFS under the Distribution Agreement made October 31, 1985 by and between the parties hereto, RFS shall receive, for and from the assets of the Institutional Service Class of Royce Opportunity Fund, a series of the Trust (the "Institutional Service Class"), a fee, payable monthly, equal to .25% per annum of the Institutional Service Class' average net assets.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the 1st day of May, 2000.

                THE ROYCE FUND

                /s/ Charles M. Royce
                President

                ROYCE FUND SERVICES, INC.

                /s/ Charles M. Royce
                President